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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D/A
                                ==============
                              (Amendment No. 5)
                  Under the Securities Exchange Act of 1934*
 (EDGAR Note: There was a previous amended filing of one page to replace an incorrect page filed following the filing of Amendment No. 4 and was filed in error and, therefore, this Amendment No. 5 may actually appear as Amendment No. 6. Please note that this is officially Amendment No. 5.)

                                  MESA INC.
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                              (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 590911 10 3
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                                (CUSIP Number)

                                Boone Pickens
                        2001 Ross Avenue, Suite 2600
                             Dallas, Texas  75201
                                (214) 969-2200
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                    N/A
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          BOONE PICKENS
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  _____
          (b).................................................  _____
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF, 00
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            3,397,626 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       3,397,626 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               3,397,626 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    X
                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               7.0%
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    (14)  Type of Reporting Person (See Instructions)  IN

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
     Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 4 thereto filed March 18, 1994 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa").

Item 3.  Source and Amount of Funds or Other Consideration.
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     Item 3 of the Original Statement is hereby supplemented as follows:

     Mr. Pickens used $1,353,458 of personal funds (exclusive of commissions) to acquire 225,000 shares of Common Stock referred to in the table set forth in Item 5 below.

Item 5.  Interest in Securities of the Issuer.
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     Item 5 of the Original Statement is hereby supplemented as follows:

     As of April 6, 1994, Mr. Pickens beneficially owns an aggregate of 3,397,626 shares of Common Stock (approximately 7.0% of the 48,484,609 shares of Common Stock deemed to be outstanding, including the 722,500 shares Mr. Pickens has the right to acquire within sixty days pursuant to his employee stock options). Except as set forth in the Original Statement or in this Item 5, Mr. Pickens has not engaged in any transactions in Common Stock during the past sixty days. The following table sets forth certain information regarding shares of Common Stock purchased by Mr. Pickens since the date of Amendment No. 4 to the Original Statement.

                                              Number of
           Date                           Shares Purchased   Price Per Share
     -----------------                    ----------------   ---------------

     March 28, 1994.......................     13,400             $6.000
     March 28, 1994.......................     22,500              6.125
     March 28, 1994.......................     49,100              6.000
     March 28, 1994.......................     15,000              6.250
     March 28, 1994.......................     43,300              6.000
     March 29, 1994.......................     10,000              6.000
     March 30, 1994.......................     20,000              6.000
     March 30, 1994.......................     26,700              6.000
     March 30, 1994.......................     10,000              5.875
     March 30, 1994.......................     15,000              5.875

     The foregoing purchases were effected in open market transactions on the New York Stock Exchange. The price paid as referred to above excludes commissions.

     On November 10, 1993, the Company granted to Mr. Pickens options to purchase an additional 275,000 shares at an exercise price of $7.375 per share (the fair market value of the common stock on the date of grant). On May 10, 1994, 30% of such options (exercisable for an aggregate of 82,500 shares) will vest and therefore become exercisable by Mr. Pickens. Of such options granted, an additional 25% will vest on November 10, 1994, an additional 25% on November 10, 1995 and the remaining 20% on November 10, 1996. The option plan pursuant to which the options were granted was described in the Original Statement.

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 6, 1994
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                                          /s/ Boone Pickens
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                                          Boone Pickens